Exhibit 12

HCC Insurance Holdings, Inc. and Subsidiaries

Statement of Ratios

(unaudited, in thousands except ratios)

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
Net loss ratio
Loss and loss adjustment expense, net	$992,547	$969,767	$320,376	$304,014
Net earned premium	1,679,210	1,676,122	556,668	563,650
Net loss ratio (1)	59.1%	57.9%	57.6%	53.9%
(Net loss ratio = incurred loss and loss adjustment expense divided by net earned premium)

Expense ratio
Segment underwriting expense (2)	$423,712	$423,516	$145,772	$142,152
Segment revenue (3)	1,692,293	1,667,772	562,910	564,475
Expense ratio	25.0%	25.4%	25.9%	25.2%
(Expense ratio = segment underwriting expense divided by segment revenue)

Combined ratio	84.1%	83.3%	83.5%	79.1%
(Combined ratio = net loss ratio plus expense ratio)

Accident year net loss ratio
Loss and loss adjustment expense, net	$992,547	$969,767	$320,376	$304,014
Add: Favorable (adverse) development	39,634	34,632	27,842	34,632

Accident year net loss and loss adjustment expense	$1,032,181	$1,004,399	$348,218	$338,646

Net earned premium	$1,679,210	$1,676,122	$556,668	$563,650
Add: (Increase) decrease related to prior year reinstatement premium	-	-	-	-

Accident year net earned premium	$1,679,210	$1,676,122	$556,668	$563,650

Accident year net loss ratio	61.5%	59.9%	62.6%	60.1%
(Accident year net loss ratio = accident year net loss and loss adjustment expense divided by accident year net earned premium)

(1)	Calculated for our insurance companies using financial data reported in accordance with generally accepted accounting principles.
(2)	Sum of Other Expense for each of our insurance segments.
(3)	Sum of Segment Revenue for each of our insurance segments.

HCC Insurance Holdings, Inc. and Subsidiaries

Statement of Ratios

(unaudited, in thousands except ratios)

	Nine months ended September 30,		Three months ended September 30,
	2013	2012	2013	2012
Net paid loss ratio
Losses paid, net of reinsurance	$884,022	$944,203	$297,696	$333,713
Net earned premium	1,679,210	1,676,122	556,668	563,650
Net paid loss ratio	52.6%	56.3%	53.5%	59.2%
(Net paid loss ratio = losses paid, net of reinsurance, divided by net earned premium)

Ratio of earnings to fixed charges
Interest factor of rent expense (4)	$3,875	$3,981	$1,338	$1,356
Interest expense	19,656	19,101	6,574	5,962
Capitalized interest	-	303	-	290

Total fixed charges	$23,531	$23,385	$7,912	$7,608

Earnings before income tax expense	$416,327	$404,898	$140,100	$153,619
Interest factor of rent expense (4)	3,875	3,981	1,338	1,356
Interest expense	19,656	19,101	6,574	5,962

Earnings per calculation	$439,858	$427,980	$148,012	$160,937

Ratio of earnings to fixed charges (5)	18.69	18.30	18.71	21.15

(4)	Estimated to be 33% of total rent expense.
(5)	Earnings per calculation divided by total fixed charges.